Exhibit 13

Schedule of Transactions

Name	Date	Nature of Transaction	Amount of Shares	Weighted Average Price per Share
Gregory A. Carlin	May 26, 2022	Sale	80,894	$6.07	(1)
Gregory A. Carlin	May 27, 2022	Sale	919,097	$5.95	(2)
Gregory A. Carlin	July 20, 2022	Sale	120,499	$5.83	(3)
Gregory A. Carlin	July 21, 2022	Sale	129,510	$5.89	(4)
Gregory A. Carlin	July 22, 2022	Sale	48,679	$5.75	(5)
Greg and Marcy Carlin Trust	July 21, 2022	Sale	150,000	$5.91	(6)

(1)   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.04 to $6.20. The Reporting Persons undertake to provide to the Issuer, any securityholder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information about the number of shares sold at each separate price within the ranges set forth in the footnotes (1) through (6) herein.

(2)   This is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.95 to $6.21.

(3)   This is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.80 to $5.86.

(4)   This is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.85 to $5.91.

(5)   This is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.68 to $5.97.

(6)   This is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.86 to $5.96.